SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Corporate Registry (NIRE) 3330001159-5

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The Shareholders of COMPANHIA SIDERÚRGICA NACIONAL are hereby summoned to attend the Extraordinary Shareholders' Meeting to be held on January 28, 2011, at 11:00 a.m., at the Company's headquarters, located at Rua São José nº 20 - Grupo 1602, parte, Centro, in the city and state of Rio de Janeiro, in order to resolve on the following Agenda:

(i)            to examine, discuss and approve the Protocol and Justification of the Merger by Companhia Siderúrgica Nacional ("CSN") of its subsidiary CSN Aços Longos S.A., inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 05.023.529/0001-44 (“CSN Aços Longos”);

(ii)          to approve and ratify the hiring of KPMG Auditores Independentes, a specialized company responsible for drawing up the accounting appraisal report of CSN Aços Longos’ shareholders’ equity, to be transferred to CSN;

(iii)        to examine and approve the above-mentioned accounting appraisal report of CSN Aços Longos’ shareholders’ equity on the reference date of  December 31, 2010;

(iv)        to discuss and approve the merger of CSN Aços Longos by CSN, pursuant to the terms and conditions established by the above-mentioned Protocol and Justification of Merger.

(v)          to grant power to the management of CSN to undertake all the acts necessary to implement the merger transaction to be resolved upon in the Shareholders’ Meeting referred to herein.

As of the date of this Call Notice, the following documents are available to Shareholders at the Company’s headquarters: (i) the accounting appraisal report of CSN Aços Longos’ shareholders’ equity and (ii) the Protocol and Justification of Merger for the merger transaction to be resolved upon.

Those shareholders whose shares are held in custody should present a statement of their shareholdings issued by the custodian institution, while those willing to be represented by an Attorney-in-Fact should observe the provisions in Article 126, paragraph 1 of Law 6,404/76, duly delivering the respective power(s) of attorney authorizing their representation at the Extraordinary Shareholders' Meeting, which is the object of this Call Notice, at the Company’s headquarters no later than 72 (seventy-two) hours prior to said Meeting, in order to facilitate services provided to shareholders.

Documents related to the matters included in the Agenda will be available for Shareholders’ consultation at the Company’s headquarters, as well as on the websites of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br), the Securities, Commodities and Futures Exchange – BM&FBovespa (www.bmfbovespa.com.br) and the Company (www.csn.com.br/ri), in compliance with the provisions in Law 6,404/76 and CVM Instruction 481/2009.

Rio de Janeiro, January 12, 2011

Benjamin Steinbruch

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.